October 4, 2018

Garry Menzel
Chief Executive Officer
TCR2 Therapeutics Inc.
100 Binney Street
Suite 710
Cambridge, MA 02142

       Re: TCR2 Therapeutics Inc.
           Draft Registration Statement on Form S-1
           Submitted September 7, 2018
           CIK No. 0001750019

Dear Mr. Menzel:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.     Without limitation and by example, we note the following statements:

           "[w]e... believe that our product candidates will have better efficacy and safety than currently approved chimeric antigen receptor T cell (CAR-T) therapies for CD19-
           positive B-cell hematological malignancies";
           "we have observed greater efficacy, longer persistence and less cytokine release
 Garry Menzel
FirstName LastNameGarry Menzel
TCR2 Therapeutics Inc.
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             compared to CAR-T cells";
             "[w]e believe that these properties will translate into a more effective and safer T cell therapy for patients with cancer";
             "[o]ur core format, in which we target a single cancer antigen, is known as a mono
             TRuC-T cell which we believe will be effective in patients based on our preclinical data";
             "we have shown better efficacy, longer persistence and lower cytokine release compared to existing CAR-T cell therapies bearing the same tumor antigen binding domains"; and
             "[i]n our preclinical studies we have demonstrated better efficacy and persistence of
             TRuC-T cells compared to CAR-T cells while also exhibiting lower levels of cytokine release."

         Statements regarding efficacy and safety are determinations that only the FDA has the authority to make. Please revise your disclosure here and throughout the prospectus to eliminate any suggestion that your product candidates have been or will ultimately be determined safe and effective or to have demonstrated safety and efficacy for purposes of granting marketing approval by the FDA or a comparable agency.
2. We note your comparisons to approved CAR-T therapies. Please advise how you are able to make these comparisons given your pre-clinical stage and the lack of any head-to-head clinical trials or, alternatively, delete these comparisons.
3. Please tell us the basis for your belief that your therapies constitute "the next generation"
         of therapies for patients suffering from cancer. In addition, please tell us the basis for your belief that your therapies will be "first-in-class."
4. Please name the gene editing company you reference on page 3 and explain its significance to your business.
Our Pipeline, page 4

5. Please delete the "Clinical" column and revise to add a column for each of Phase 1, Phase
         2 and Phase 3. Additionally, please delete the "Undisclosed" and "Multiple Programs"
         rows as those references appear premature.
6. Please refer to the "Discovery," "Lead Optimization" and "IND Enabling" columns.
         Please advise how "IND Enabling" differs from pre-clinical. Additionally, please advise what is the difference between "Discovery" and "Lead Optimization." To the extent you retain these columns rather than just "Discovery" and "Pre-Clinical" columns, please add detailed footnotes to the table to explain each development phase clearly so that investors can appreciate the differences between the phases.
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Implications of Being an Emerging Growth Company , page 7

7. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Our bylaws to be effective upon the consummation of this offering designate certain courts, page
64

8. Please revise the risk factor to identify the actions for which the United States District
         Court for the District of Massachusetts will be the exclusive forum. In this regard, we note your disclosure on page 165 that such court will be the exclusive forum for Securities
         Act claims.
Management's Discussion and Results of Operations
Results of Operations
Research and Development Expenses, page 82

9. With regard to the research and development expense table and discussion on page 82, please address the following:
           Clarify why you are referring to clinical development when it appears based on page 4 that your product candidates are in the preclinical phase;
           Please revise the table to clarify that TC-210 is also in the preclinical phase;
           Clarify, if such is the case, that the costs related to TC-210 only include the external outsourced development costs;
           Separately present any material type of expense included in "other expenses"; and
           Clarify your last sentence in the paragraph below the table which states that you began focusing on the development of TC-210 as opposed to your TRuC-T cell platform since the statement appears to conflict with your statement on page 4 that indicates
             TC-210 is your most advanced mono TRuC-T cell product candidate. Preclinical Studies of TC-210, page 99

10. Please revise the descriptions of your various pre-clinical studies to focus on the specific factual details of your studies and to remove all inappropriate references to the efficacy or safety of your product candidates including all inappropriate comparisons to approved
         CAR-T therapies.
Description of Capital Stock
Registration Rights, page 163

11. Please disclose whether there are any maximum cash penalties under the registration rights agreements, as well as any additional penalties resulting from delays in registering your common stock, if any. Refer to ASC 825-20-50-1.
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Choice of Forum, page 165

12. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
         Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in your governing documents states this clearly. Notes to Financial Statements
9. Stock-Based Compensation, page F-15

13. Please tell us why you believe the expected volatility of 69.3% and 65.7% for 2016 and
         2017, respectively, is appropriate. In this regard, explain why you believe each company is similar to you. Also, please tell us what volatility rate was used in your valuations in
         2018. In your response, at a minimum, specifically tell us whether these peer companies have any product revenues and the following information regarding their development pipelines:
           The number of product candidates in the pipeline
           The general therapeutic area of these product candidates, and The phase of development for those product candidates.

14. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Item 16. Exhibits and Financial Statement Schedules, page II-4

15. Please file the royalty transfer agreement, as well as the related royalty direction letter, as an exhibit to the registration statement or tell us why you are not required to do so.
General

16. Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.
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TCR2 Therapeutics Inc.
October 4, 2018
Page 5
17. We note you have filed certain exhibits pursuant to a request for confidential treatment.
         We will provide any comments we have on your application for confidential treatment under separate cover.
       You may contact Sisi Cheng at 202-551-5004 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact
Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameGarry Menzel                                 Sincerely,
Comapany NameTCR2 Therapeutics Inc.
                                                               Division of
Corporation Finance
October 4, 2018 Page 5                                         Office of
Healthcare & Insurance
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